UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 84907 / December 20, 2018

Admin. Proc. File No. 3-18142

In the Matter of

  CIRCLE STAR ENERGY CORP. and
  ENERGY HOLDINGS INTERNATIONAL, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Circle Star Energy Corp. or Energy Holdings International, Inc., and the Commission has not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Circle Star Energy Corp. and Energy Holdings International, Inc.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Circle Star Energy Corp. and Energy Holdings International, Inc., is hereby revoked. The revocation is effective as of December 21, 2018.

        For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

                                              Brent J. Fields
                                              Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Circle Star Energy Corp. and Energy Holdings Int'l, Inc.,* Initial Decision Release No. 1268 (Oct. 25, 2018), 2018 WL 5292448. The stock symbols and Central Index Key numbers are: CRCL and 1439971 for Circle Star Energy Corp.; and EGYH and 1271046 for Energy Holdings International, Inc.

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

Circle Star Energy Corp. and
Energy Holdings International, Inc.

Initial Decision of Default
October 25, 2018

Appearances: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

Before: James E. Grimes, Administrative Law Judge

Summary

This initial decision revokes the registrations of the registered securities of Circle Star Energy Corp. and Energy Holdings International, Inc. The revocation is based on Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission.

Introduction

On August 28, 2017, the Commission initiated this proceeding under Section 12(j) of the Securities Exchange Act of 1934 with an order instituting proceedings (OIP). The OIP alleges that Respondents have securities registered with the Commission under Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

A different administrative law judge originally presided over this proceeding and issued an initial decision of default against Respondents.[1] But the Commission vacated that decision following the Supreme Court's decision in *Lucia v. SEC*,[2] and the matter was reassigned to me to provide Respondents with the opportunity for a new hearing.[3] Respondents were allowed to propose how further proceedings should be conducted.[4] But neither did. I therefore proceeded under the Commission's directive to not give weight to or otherwise presume the correctness of any prior opinions, orders, or rulings issued by the prior administrative law judge.[5]

After independently reviewing evidence submitted by the Division, I determined that Respondents were served with the OIP by August 31, 2017, and their answers were due by September 11, 2017.[6] On October 12, 2018, I noted that Respondents had not filed answers and ordered them to show cause by October 22, 2018, why the registrations of their securities should not be revoked by default due to their failure to file answers or otherwise defend the proceeding.[7] To date, Respondents have not filed answers, submitted proposals, or responded to the show cause order.

Findings of Fact

Respondents are in default for failing to file answers, file proposals for how further proceedings should be conducted, or otherwise defend the

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[1]   *See Circle Star Energy Corp.*, Initial Decision Release No. 1183, 2017 SEC LEXIS 3189 (ALJ Oct. 5, 2017).

[2]   138 S. Ct. 2044 (2018); *see Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2–3 (Aug. 22, 2018).

[3]   *Pending Admin. Proc.*, Admin. Proc. Rulings Release No. 5955, 2018 SEC LEXIS 2264, at *2–3 (ALJ Sept. 12, 2018).

[4]   *Circle Star Energy Corp.*, Admin. Proc. Rulings Release No. 5967, 2018 SEC LEXIS 2288, at *1 (ALJ Sept. 13, 2018).

[5]   *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

[6]   *Circle Star Energy Corp.*, Admin. Proc. Rulings Release No. 6174, 2018 SEC LEXIS 2812, at *1–2 (ALJ Oct. 12, 2018).

[7]   *Id.* at *2.

proceeding.[8] Accordingly, as authorized by Rule of Practice 155(a),[9] I find the following allegations in the OIP to be true.

Circle Star Energy Corp., Central Index Key (CIK) No. 1439971 and ticker symbol CRCL, is a revoked Nevada corporation located in Fort Worth, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 2014, which reported a net loss of $291,486 for the prior three months. As of August 25, 2017, the company's stock was quoted on OTC Link operated by OTC Markets Group, Inc., had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Energy Holdings International, Inc., CIK No. 1271046 and ticker symbol EGYH, is a Nevada corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2015, which reported a net loss of $977,140 for the prior nine months. As of August 25, 2017, the company's stock was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failure to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission.

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[8] *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f); *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

[9] 17 C.F.R. § 201.155(a).

Compliance with these reporting requirements is mandatory.[10] Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.[11] Respondents failed to file timely periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will ensure that investors are adequately protected, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations."[12]

Respondents' failures to file required periodic reports are serious because they constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions."[13] The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities.[14]

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[10]   *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007).

[11]   *See SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978).

[12]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19–20 (May 31, 2006).

[13]   *Id.* at *26.

[14]   *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)).

Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports.[15] Respondents are culpable because they knew or should have known about the reporting requirements. They further failed to heed delinquency letters sent to them by the Division of Corporation Finance. Even if Respondents did not receive such letters due to their failure to maintain a valid address on file with the Commission as required by Commission rules, the other factors weigh in favor of revocation, and scienter is not necessary to establish grounds for revocation.[16] In any event, there is no indication that Respondents' violations were inadvertent or accidental.[17] Respondents have not answered the OIP or responded to the show cause order, submitted proposals regarding the conduct of this proceeding following its reassignment, and have not otherwise participated in the proceeding to address whether they have made any effort to remedy their past violations or ensure future compliance.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

Order

It is ORDERED that, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Circle Star Energy Corp. and Energy Holdings International, Inc., is hereby REVOKED.[18]

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360.[19] Under this rule, a party may file a

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[15]　*See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25–26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent).

[16]　*See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013).

[17]　*Id.* at *37 n.60.

[18]　This order applies to all classes of Respondents' securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

[19]　17 C.F.R. § 201.360.

petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, under Rule 111.[20] If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality.[21] The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate.[22] A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding.

_____

James E. Grimes
Administrative Law Judge

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[20] 17 C.F.R. § 201.111(h).

[21] 17 C.F.R. § 201.360(d).

[22] 17 C.F.R. § 201.155(b).